# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Audax Private Credit Fund, LLC, CIK 0002033362
CUSIP: 000000000
Title of class of securities: Limited Liability Company Interests, par value $0.001
Address of issuer's principal executive offices: 320 Park Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 01/30/2026
Amends the filing with accession number 0001193125-25-180765
Filed by CIK 0002075450
Persons authorized to receive notices and communications: Jason Scoffield, Audax PDB Management Company, LLC, 320 Park Avenue, New York, New York (NY), 10022, (617) 859-1520

## Reporting persons
- Audax Institutional Feeder, LP (CIK 0002075450): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,988,839.02; shared voting power 0; sole dispositive power 5,988,839.02; shared dispositive power 0; aggregate amount beneficially owned 5,988,839.02 (29.3% of the class)
- Audax Private Credit Business, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,210,936.1; shared voting power 0; sole dispositive power 6,210,936.1; shared dispositive power 0; aggregate amount beneficially owned 6,210,936.1 (30.4% of the class)
- Audax Holdings I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,210,936.1; shared voting power 0; sole dispositive power 6,210,936.1; shared dispositive power 0; aggregate amount beneficially owned 6,210,936.1 (30.4% of the class)
- Audax Group, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,210,936.1; shared voting power 0; sole dispositive power 6,210,936.1; shared dispositive power 0; aggregate amount beneficially owned 6,210,936.1 (30.4% of the class)
- 101 Huntington Holdings Subsidiary, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,210,936.1; shared voting power 0; sole dispositive power 6,210,936.1; shared dispositive power 0; aggregate amount beneficially owned 6,210,936.1 (30.4% of the class)
- Audax Group Parent, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,210,936.1; shared voting power 0; sole dispositive power 6,210,936.1; shared dispositive power 0; aggregate amount beneficially owned 6,210,936.1 (30.4% of the class)
- 101 Huntington Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,210,936.1; shared voting power 0; sole dispositive power 6,210,936.1; shared dispositive power 0; aggregate amount beneficially owned 6,210,936.1 (30.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Limited Liability Company Interests, par value $0.001
Name of issuer: Audax Private Credit Fund, LLC
Address of issuer's principal executive offices: 320 Park Avenue, New York, New York (NY), 10022
Comment: This Amendment No. 2 ("Amendment No. 2") amends and restates the Schedule 13D filed with the Securities and Exchange Commission on August 14, 2025, as amended by Amendment No. 1 filed with the Securities Exchange Commission on December 22, 2025 (as amended, the "Schedule 13D") relating to the limited liability company interests, par value $0.001 ("Shares"), of Audax Private Credit Fund, LLC (the "Issuer"). This Amendment No. 2 includes additional disclosure not included in the 13D filing. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows.

The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

As of the date hereof, Audax Institutional Feeder, LP directly holds 5,988,839.018 Shares of the Issuer and Audax Private Credit Business, LP directly holds 222,097.080 Shares of the Issuer.

As previously disclosed in the Schedule 13D, on April 10, 2025, Audax Institutional Feeder, LP entered into a subscription agreement with the Issuer (the "Drawdown Subscription Agreement"), pursuant to which Audax Institutional Feeder, LP subscribed for and agreed to purchase Shares with a capital commitment equal to up to $80,793,257.21, $35,812,633.45 of which has been drawn down to date.

As previously disclosed in the Schedule 13D, on April 10, 2025, Audax Private Credit Business, LP entered into a Drawdown Subscription Agreement pursuant to which Audax Private Credit Business, LP subscribed for and agreed to purchase Shares with a capital commitment equal to up to $2,413,918.69.

On January 2, 2026, the Issuer delivered a capital drawdown notice to each of Audax Institutional Feeder, LP and Audax Private Credit Business, LP, pursuant to which each of Audax Institutional Feeder, LP and Audax Private Credit Business, LP was obligated to make a capital contribution to purchase 668,432.474 and 19,971.241 Shares, respectively, at $25.036 per Share which represents the net asset value ("NAV") per Share as of December 31, 2025. The purchase closed on January 30, 2026 when the NAV was finalized for a Share issuance effective as of January 30, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Shares beneficially owned is based on 20,451,071.683 Shares outstanding as of January 30, 2026 as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Audax Institutional Feeder, LP directly holds 5,988,839.018 Shares and Audax Private Credit Business, LP directly holds 222,097.08 Shares. Audax Private Credit Business, LP is the general partner of Audax Institutional Feeder, LP. Audax Holdings I, L.L.C. is the general partner of Audax Private Credit Business, LP. Audax Group, L.P. is the sole managing member of Audax Holdings I, L.L.C. 101 Huntington Holdings Subsidiary, LLC is the general partner of Audax Group, L.P. Audax Group Parent, LP is the sole managing member of 101 Huntington Holdings Subsidiary, LLC. 101 Huntington Holdings, LLC is the general partner of Audax Group Parent, LP. 101 Huntington Holdings, LLC is managed by not less than three individuals.

Each Reporting Person may be deemed to beneficially own the Shares directly held by Audax Institutional Feeder, LP and Audax Private Credit Business, LP. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Shares in the past 60 days.

## Signatures
- Audax Institutional Feeder, LP: /s/ Alexander Gardiner, By: Audax Private Credit Business, LP, its general partner, By: Audax Holdings I, L.L.C., its general partner, Alexander Gardiner, Authorized Person (02/03/2026)
- Audax Private Credit Business, LP: /s/ Alexander Gardiner, By: Audax Holdings I, L.L.C., its general partner, Alexander Gardiner, Authorized Person (02/03/2026)
- Audax Holdings I, L.L.C.: /s/ Alexander Gardiner, Alexander Gardiner, Authorized Person (02/03/2026)
- Audax Group, L.P.: /s/ Alexander Gardiner, By: 101 Huntington Holdings Subsidiary, LLC, its general partner, Alexander Gardiner, Authorized Person (02/03/2026)
- 101 Huntington Holdings Subsidiary, LLC: /s/ Alexander Gardiner, Alexander Gardiner, Authorized Person (02/03/2026)
- Audax Group Parent, LP: /s/ Alexander Gardiner, Alexander Gardiner, Authorized Person (02/03/2026)
- 101 Huntington Holdings, LLC: /s/ Alexander Gardiner, Alexander Gardiner, Authorized Person (02/03/2026)